Exhibit 99.1

Press Release

MONACO - February 26, 2019 - GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP) announced today that its Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (the “Annual Report”) has been filed with the U.S. Securities and Exchange Commission and can be accessed on the Partnership’s website, http://www.gaslogmlp.com, in the “Investor Relations” section under “SEC Filings”.

Unitholders may also request a hard copy of the Annual Report, which includes the Partnership’s complete 2018 audited financial statements, free of charge by contacting Phil Corbett or Joseph Nelson at:

Email: ir@gaslogmlp.com

Phone: +1-212-223-0643

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 14 LNG carriers with an average carrying capacity of approximately 157,000 cbm. GasLog Partners’ principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog Partners’ website at http://www.gaslogmlp.com

Contacts:

Phil Corbett
Head of Investor Relations
Phone: +44-203-388-3116

Joseph Nelson
Deputy Head of Investor Relations
Phone: +1-212-223-0643
Email: ir@gaslogmlp.com